

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Allan Dicks
Chief Financial Officer
Montrose Environmental Group, Inc.
5120 Northshore Drive
North Little Rock, Arkansas 72118

      Re: Montrose Environmental Group, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          Filed February 29, 2024
          File No.001-39394

Dear Allan Dicks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
15. Commitments and Contingencies, page 95

1.   We note from disclosure elsewhere in your filing that an emergency response team of five was killed when their aircraft crashed in February, 2023, and that you purchased a replacement aircraft for approximately $12 million. We note the legal contingency disclosure here does not indicate any ongoing litigation relating to or discussion of any insurance recovery for loss of the aircraft or deaths of these five employees. Please tell us in your response if you received any insurance proceeds related to this incident and whether you have settled or expect to make a settlement with regard to the deaths of these employees.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services